EXHIBIT 99.2




                              FOR IMMEDIATE RELEASE


      Investors:                                     Media:
      Emer Reynolds                                  Anita Kawatra
      Ph: 353-1-709-4000                             Ph:  212-407-5755
          800-252-3526                                    800-252-3526



            ELAN RECEIVES WAIVERS FROM EPIL NOTEHOLDERS IN CONNECTION
                 WITH OFFERING OF GUARANTEED CONVERTIBLE NOTES


Dublin, Ireland, OCTOBER 29, 2003--Elan Corporation, plc (NYSE: ELN) ("Elan") announced today that, in connection with a proposed offering of guaranteed convertible notes, it has sought and received waivers from the holders of a majority in aggregate principal amount of guaranteed notes (the "EPIL Notes") issued by Elan's subsidiaries, Elan Pharmaceutical Investments II, Ltd. (a qualifying special purpose entity), and Elan Pharmaceutical Investments III, Ltd. The waivers, which will become effective upon the satisfaction of certain conditions, including the sale by Elan of not less than 30 million ordinary shares in a concurrent offering, will enable Elan to complete the proposed convertible note offering.

Upon the effectiveness of the waivers, Elan will pay an aggregate fee of $16.8 million (2.0% of the aggregate principal amount of the outstanding EPIL Notes), which may increase to $21 million (2.5% of the aggregate principal amount of the outstanding EPIL Notes) if Elan sells fewer than 35 million ordinary shares in the concurrent ordinary share offering.

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Elan Receives Waivers from EPIL Noteholders in Connection with Offering of
Guaranteed Convertible Notes
Page 2


About Elan

Elan is focused on the discovery, development, manufacturing, sale and marketing of novel therapeutic products in neurology, severe pain and autoimmune diseases. Elan shares trade on the New York, London and Irish Stock Exchanges.

This document contains forward-looking statements about Elan's intentions with respect to the effectiveness of the waivers and completion of the contemplated offerings and the other transactions described above. You can identify these statements by the fact that they use words such as "expect", "anticipate", "estimate", "project", "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future events. Among the factors that could cause actual results to differ materially from those described herein are the following: the risk that Elan fails to satisfy the conditions to the effectiveness of the waivers, including the sale of at least 30 million ordinary shares in a concurrent ordinary share offering; prevailing capital market conditions and the impact that those conditions may have on the completion of the convertible guaranteed note and ordinary share offerings on satisfactory terms, or at all; the outcome of Elan's recovery plan and its ability to maintain flexibility and maintain sufficient cash, liquid resources, and investments and other assets capable of being monetized to meet its liquidity requirements; the outcome of the ongoing SEC investigation and shareholder litigation; the success of research and development activities and the speed with which regulatory authorizations and product launches may be achieved; competitive developments affecting Elan's current products; the ability to successfully market both new and existing products; difficulties or delays in manufacturing; the ability to meet generic and branded competition after the expiration of Elan's patents; trend towards managed care and health care cost containment; possible legislation affecting pharmaceutical pricing; exposure to product liability and other types of lawsuits; Elan's ability to protect its intellectual property; interest rate and foreign currency exchange rate fluctuations; governmental laws and regulations affecting domestic and foreign operations, including tax obligations; general changes in US and Irish generally accepted accounting principles; growth in costs and expenses; changes in product mix; and the impact of acquisitions, divestitures, restructurings, product withdrawals and other unusual items. A further list and description of these risks, uncertainties and other matters can be found in Elan's Annual Report on Form 20-F for the fiscal year ended December 31, 2002, and in its Reports of Foreign Issuer on Form 6-K. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.